2022 | ANNUAL REPORT



BankFirst
CORPORATION

Our Promise

We are a relationship-based bank focused on providing innovative solutions that are value driven to the communities we serve.

Our Culture

Bank First's culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. We support and encourage employees to develop their careers. They are empowered with the tools to be successful and are held accountable for the results they deliver to our customers and shareholders. We maintain a strong credit culture as a foundation of sound asset quality.

Our Vision

We will sustain our independence by remaining the top-performing provider of financial services in Wisconsin. Our team will strive to create value for our customers and shareholders by forging strong relationships and offering personalized and innovative solutions.

Diversity, Equity and Inclusion Statement

At Bank First, we value and continue to build upon a culture which encourages, supports and celebrates diversity, equity and inclusion for our employees, customers and communities. This collaboration fuels a stronger foundation for innovation and connects us closer to the communities we serve.



bankfirst.com



Corporate Profile

Bank First Corporation (BFC) provides financial
services through its subsidiary, Bank First, N.A., which was
incorporated in 1894. Bank First offers loan, deposit, and treasury
management products at each of its 28 banking locations. The Bank has
grown organically, as well as through acquisitions and de novo branch
expansion. As of March 31, 2023, the Company employed approximately
389 full-time equivalent staff and had assets of approximately $4.2 billion.
The Bank is a co-owner of a bank technology outfitter, UFS, LLC, which provides
digital, core, cybersecurity, managed information technology, and cloud services.
The Bank also has part ownership in Ansay & Associates, LLC, one of the nation's
largest independent insurance providers.

Highlights as of 12/31/2022

$45.2	NET INCOME MILLION
$2.9	TOTAL LOANS BILLION
$3.7	TOTAL ASSETS BILLION
$5.58	EARNINGS PER SHARE

Highlights as of 3/31/2023

28	LOCATIONS
$3.3	TOTAL LOANS BILLION
$4.2	TOTAL ASSETS BILLION



SHAWANO
CLINTONVILLE
IOLA
Green Bay
ASHWAUBENON • BELLEVUE
WAUPACA
DENMARK
APPLETON
WHITELAW • MISHICOT
REEDSVILLE • TWO RIVERS
WAUTOMA
VALDERS MANITOWOC
OSHKOSH
KIEL
FOND DU LAC
PLYMOUTH • SHEBOYGAN
TOMAH
PARDEEVILLE
POYNETTE
CEDARBURG
WATERTOWN
Madison
CAMBRIDGE
Milwaukee

A Message From Mike and Tim

We are pleased to share that Bank First just concluded a truly transformational year, marked by significant achievements by our dedicated team of bankers and continued commitment to our promise of being a relationship-based bank focused on providing innovative solutions that are value driven to the communities we serve.

A TRANSFORMATIONAL YEAR

During 2022, we announced and closed our acquisition of Denmark State Bank, welcoming the employees, customers, and shareholders from the Denmark, Bellevue, Howard, Shawano, Reedsville, and Whitelaw communities to Bank First. While working to integrate Denmark State Bank into the Bank First network, we announced a merger with Hometown Bank in July 2022. On February 13, 2023, Hometown Bank's Fond du Lac, Poynette, Pardeeville, Cambridge, and Wautoma offices joined Bank First. The merger team demonstrated Bank First's commitment to excellence and stepped up to the challenge of planning and integrating two mergers concurrently. The group worked tirelessly to ensure a smooth transition for our new customers and shareholders while providing a warm welcome to the employees joining Bank First. As a result of their efforts, the systems conversion and employee integration of both mergers were overwhelming successes.

In addition to joining together with Denmark State Bank and Hometown Bank, we saw a transformation in our facilities. At Bank First, we take pride in our facilities and believe our employees deserve work environments that are sustainably focused, healthy and comfortable. In the fall of 2022, we completed an extensive remodel of our Watertown office, contributing to a major transformation of downtown Watertown. In December 2022, we completed construction of our new, 13,100 square foot, state-of-the-art operations center on the west side of Manitowoc, allowing our team to efficiently service approximately 32,000 loans totaling more than $4.6 billion. We were also excited to announce plans to construct a new office on the north side of Green Bay. This branch will be our most technologically advanced and environmentally friendly facility to date. Construction is estimated to be completed by December 2023.



Mike Molepske,
Chairman and CEO

Our team made significant achievements in 2022 to enhance the customer experience. We introduced new products and services to better serve depositors, such as our Investment Savings account and callable certificates of deposit, as well as new loan products tailored to the unique needs of our borrowers. We also made enhancements to our mobile and online banking platforms to improve the user experience and provide additional security to combat the rise of fraud. Lastly, we launched Zelle, a fast, safe, and easy way to send money between peers.

In March 2022, we completed a branding refresh to ensure the visual elements of our brand align with the professionalism of our team and clean, natural appeal of our facilities. As part of this refresh, we transitioned our domain name from "bankfirstwi.bank" to "bankfirst.com" to make it easier for customers to find us online and remove the limitation of Bank First operating solely in Wisconsin. We also updated our color scheme from red and beige to steel and earth tones, complementing our local landscape and focus on sustainability.

OUR TEAM IS THE FOUNDATION OF OUR SUCCESS

When reflecting on the significant accomplishments we made last year, we understand none of this would be possible without the hard work, dedication, and commitment of our employees. Our employees are the foundation of Bank First's success, and we believe that for our team to come to work every day committed to delivering a positive experience and creating memorable interactions with customers and community members, we need to provide work benefits that foster employee well-being, engagement, and growth.

PROVIDING AN EXCEPTIONAL CUSTOMER EXPERIENCE

When our employees feel valued and supported, they are better equipped to go above and beyond to provide exceptional customer service. To deliver value to our customers, we focus on providing the G.U.E.S.T. experience. G.U.E.S.T. stands for Greet the customer promptly, Use the customer's name, make Eye contact, Smile, and Thank the customer for their business. Focusing on these simple actions is the basis for forming long-lasting relationships between our employees and customers, creating a dynamic that allows us to get to know our customers on a deeper level and ask meaningful questions to understand their needs and financial goals.

In addition to our focus on G.U.E.S.T., we encourage our team to be curious and raise their hand when they have an idea or something does not seem right. By emphasizing curiosity and creating multiple feedback channels, our employees have developed enhancements to our products, services, and processes to improve the customer experience. A key component of our customer experience is Bank First's relationship-based approach to banking. Our goal is to be the only bank of our customers, serving as a trusted advisor and providing a wide array of innovative financial solutions that meet their needs. Bank First's success is measured not in transactions, but in relationships. As a result of these efforts, Bank First boasts a net promoter score (the world's leading metric for measuring customer satisfaction and loyalty) of 80, compared to an industry average of 34.

DELIVERING SHAREHOLDER VALUE

We are proud to report that our focus on employee well-being and exceptional customer service continues to result in strong financial returns for our shareholders. Bank First continues to be recognized as one of the top-performing community banks in the United States. During



2022, we were recognized as one of 17 U.S. banking institutions, representing 5% of the eligible banking industry, named to the Keefe, Bruyette & Woods (KBW) 2022 Bank Honor Roll. To be eligible for the Honor Roll, banks with more than $500 million in total assets must report consecutive increases in annual earnings per share in each of the past 10 years. In addition, we recently received the prestigious Raymond James Community Bankers Cup award, ranking in the top 10% of community banks in the nation. The annual award recognizes community banks based on profitability, operational efficiency, and balance sheet metrics. Most recently, Bank First was recognized by S&P Global Market Intelligence ("S&P") as one of the best performing community banks of 2022, ranking 13 in a population of 196 banks with $3 billion - $10 billion in assets.

As we look to the coming year, we will continue to focus on developing one relationship at a time and living true to our promise. We would like to express our sincere gratitude for your continued investment in Bank First. Thank you for being a valued partner in our journey.

Tim McFarlane,
President

Leadership

BANK FIRST BOARD OF DIRECTORS



MICHAEL ANSAY
Chairman and CEO, Ansay & Associates, LLC



MARY-KAY BOURBULAS
Co-owner, Founder, and Manager, Handen Distillery



ROBERT GREGORSKI
Founder and Principal, Gregorski Development, LLC



JUDY HEUN
Financial Consultant, Kohler Company



ROBERT HOLMES
Retired Executive Chairman, Tomah Bancshares, Inc.



STEPHEN JOHNSON
Retired Market President/CRA Officer, Bank First, N.A.



LAURA KOHLER
Senior Vice President Human Resources, Stewardship and Sustainability, Kohler Co.



PHILLIP MAPLES
Partner, Michael Best & Friedrich LLP



TIM MCFARLANE
President, Bank First Corporation and Bank First, N.A.



MIKE MOLEPSKE
Chairman and CEO, Bank First Corporation and Bank First, N.A.



DAVID SACHSE
President and Owner, Landmark Consultants, Inc.



PETER VAN SISTINE
Global Enterprise Account Executive, NCR

Leadership

BANK FIRST SENIOR MANAGEMENT



KELLY DVORAK
Chief Legal Counsel



MEGHANN KASPER
Chief Credit Officer



SHANNON KLAHN
Vice President, Administration



JASON KREPLINE
Executive Vice President, Chief Lending Officer



KEVIN LEMAHIEU
Executive Vice President, Chief Financial Officer



TIM MCFARLANE
President



MIKE MOLEPSKE
Chief Executive Officer



SHAROL SCHROEDER
Senior Vice President, Human Resources



DEBBIE WEYKER
Vice President, Marketing



JOAN WOLDT
Executive Vice President, Chief Operating Officer



JEFF ZIMMERLEE
Chief Retail Officer



EXTRA EMPLOYEE PERKS
WELLNESS PROGRAM
TUITION REIMBURSEMENT
FITNESS REIMBURSEMENT
CASUAL FOR A CAUSE DAYS
EMPLOYEE STAR REFERRAL PROGRAM
PAID VOLUNTEER TIME
PAID PARENTAL LEAVE
CLOTHING ALLOWANCE
EARN TO LEARN
EMPLOYEE FAMILY SCHOLARSHIPS

Employee-focused

WE BELIEVE IN EXCELLENCE

Bank First is proud to be one of the top-performing providers of financial services in Wisconsin. Our success is attributed to our dedicated team of bankers who are committed to excellence and exceeding customer expectations. It is also due to our relationship-based model of banking. This model facilitates a culture of high credit quality standards and gives us an opportunity to know our customers on a personal level, allowing us to provide superior financial solutions that are value driven.

WE BELIEVE IN HELPING EMPLOYEES GROW

It is the mission of Bank First to help employees grow both personally and within their role by creating employee-centric development plans and giving people the autonomy to succeed while holding them accountable to deliver results. Development plans are focused on career growth, personal development, training, mentoring, and community involvement. Employees are encouraged to further enhance their skills and seek additional training if desired. Bank First also promotes leadership training for its staff, in addition to providing tuition reimbursement for those looking to further their education.

WE BELIEVE IN PERSONAL WELL-BEING

Bank First is committed to helping employees balance work and family commitments. Employees are afforded favorable vacation days and flexible hours to accommodate doctor appointments, family obligations, volunteer efforts, school events for children, and any other life event that arises. We also offer a confidential employee assistance program for personal or work related issues.

WE BELIEVE IN ETHICAL INTEGRITY

Bank First's culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. Employees are encouraged and empowered to always do the right thing. We are committed to fostering an environment in which all employees, directors, and officers adhere to the same high standards of ethical conduct in the performance of the bank's business activities. We are dedicated to ensuring the continued success of Bank First. Our success will never come at the expense of ethical behavior.

ACCOLADES



Bank First has been recognized by American Banker as one of the "Best Banks to Work" in 2014, 2016, 2018, 2019, 2020, and 2022.







Bank First customers and employees enjoy a sustainable, healthy, and comfortable environment.





Serving our customers and community

RELATIONSHIP BASED

At Bank First, we recognize the importance of family, community, and financial growth and strive to deliver a superior banking experience by providing personalized customer service and beneficial financial solutions. We accomplish this by building relationships and being active and involved in the communities we serve. We know our customers by name, and all decisions are made by an experienced team of bankers who live in the community and understand the needs of local families and businesses.

COMMUNITY FOCUSED

Bank First takes great pride in supporting our communities. We believe by working together, we can transform lives and build stronger communities for our future generations. We have created a culture focused on community involvement, and our employees are empowered to volunteer and give back in many ways. In 2022, Bank First contributed over $718,050 to 559 local events and non-profit organizations. Our employees donated over 8,409 hours of volunteering in the community as well. Giving back has allowed Bank First to develop meaningful relationships with local families, businesses, and non-profit organizations. We believe these relationships strengthen us and the communities we serve.

In addition to supporting our communities through philanthropic initiatives, we place utmost importance in using local customers and vendors for all services provided to the Bank, such as landscaping, building remodels, construction projects, etc. We also take pride in featuring local artwork in all our offices to not only support local artists, but to also bring the beauty of our communities into our facilities. Our buildings and the local presence used to construct/remodel and decorate them is a key element of our brand.

INNOVATIVE SOLUTIONS

As technology advances, Bank First is able to stay at the forefront of change through our co-ownership of UFS, LLC, a bank technology outfitter headquartered in Grafton, Wisconsin. UFS provides digital, core, cybersecurity, managed information technology and cloud services to banks across the United States. The Bank's relationship with UFS allows quick access to the latest advancements in banking technology as well as the ability to offer customizable solutions that match or exceed our competitors' offerings delivered with significant efficiencies.

VALUE DRIVEN

The relationships we develop with families and businesses allow us to know and understand our customers on a personal level. This gives us the ability to provide flexible, customizable solutions that are value driven. We foster a culture focused on excellence and work hard every day to add value to the banking experience.

VOLUNTEERING



Bank First supports giving back to our communities and encourages employees to volunteer by providing up to 8 hours paid time off to volunteer.

8,409
HOURS IN 2022

NET PROMOTER SCORE

Bank First measures our customer loyalty and is proud to report an overall Net Promoter Score of

80











We take pride in our community and believe it is our responsibility to give back.





Financial Highlights

The following graph compares the yearly percentage change in cumulative shareholder return on Bank First stock with the cumulative total return of the Russell 2000 Index and the Nasdaq Bank Index for the last five fiscal years (assuming a $100 investment on December 31, 2012 and reinvestment of all dividends).



The above performance graph and related information are neither "soliciting material" nor "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

AWARDS



One of 17 U.S. banking institutions named to the Keefe, Bruyette & Woods (KBW) Honor Roll.

One of 23 banks awarded the Raymond James Community Bankers Cup.

Financial Highlights

Consolidated YTD EPS



Consolidated YTD Net Income



Financial Highlights

Total Assets



In Millions

Total Deposits



In Millions

Financial Highlights

Total Loans



In Millions

Non-Performing Assets/Total Assets



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Annual Meeting Information

DATE: Monday, June 12, 2023
TIME: 4:00 p.m. Central Daylight Time
LOCATION: Franciscan Center for Music Education and Performance, located at 6751 Calumet Avenue, Manitowoc, Wisconsin 54220

Shareholder Services Contact Information

Bank First Corporation
402 North Eighth Street
P.O. Box 10
Manitowoc, WI 54221-0010
Phone: 920-652-3360
Email: shareholderservices@bankfirst.com

LORI SISEL - Shareholder Services Officer
Phone: 920-863-1028
Email: lsisel@bankfirst.com

KELLY DVORAK - Chief Legal Counsel
Phone: 920-652-3244
Email: kdvorak@bankfirst.com

Computershare
781-575-3100, option 1 (U.S., Canada, Puerto Rico)
800-736-3001, option 1 (Non U.S.)
Email inquiries: web.queries@computershare.com

Written requests:
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P.O. Box 43006
Providence, RI 02940-3006

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